Exhibit 99.18

May 19, 2015

By Email and Federal Express

The Special Committee of the Board of Directors

Attention:  Matthew Doheny, Chairman

Affinity Gaming

3755 Breakthrough Way, Suite 300

Las Vegas, NV 89155

Gentlemen:

By its terms, our April 3, 2015 proposal (as amended on April 27, 2015) to purchase the outstanding shares of Affinity Gaming that we do not currently own has expired.

We are disappointed by the Special Committee’s response with respect to our proposal. Despite the fact that Affinity Gaming exited bankruptcy four and half years ago and has sat on $100 million of costly excess cash for three years, it has seen no meaningful board leadership or value creation for shareholders.

To the contrary, the value of the Company’s equity has declined more than 30% during the last two years.  In addition, given the type of investors in the control group that now controls the board, it is not in a position to deliver value to Affinity Gaming’s shareholders in the future.

We believe our proposal addressed these systemic problems and delivered maximum value to Affinity Gaming’s shareholders.

The status quo has not delivered and will not deliver value to shareholders.

Accordingly, unless fundamental changes are made we would strongly encourage an orderly process to sell the company as a whole or in its constituent parts.

Very truly yours,

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni, Jr.
James J. Zenni, Jr.
President and CEO